UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
23 October 2024
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3
(File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited condensed consolidated interim results for the nine months ended 30 September 2024 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

FINANCIAL REVIEW

Income statement
The Group’s profit before tax for the first nine months of 2024 was £5,147 million, 10 per cent lower than the same period in 2023. This was driven by lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Profit for the period was £3,777 million and earnings per share was 5.3 pence (nine months to 30 September 2023: £4,284 million and 5.9 pence respectively).
Total income, after net finance expense in respect of insurance and investment contracts for the first nine months of 2024 was £13,477 million, a decrease of 3 per cent on the same period in 2023. Within this, net interest income of £9,125 million was down 10 per cent on the prior year, driven by a lower margin. The lower margin reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.
Other income amounted to £17,771 million in the nine months to 30 September 2024, compared to £9,958 million in the same period in 2023. Within other income, net trading income within the Group’s insurance activities was £13,327 million in the first nine months of 2024 compared to £6,049 million in the first nine months of 2023, an increase of £7,278 million largely reflecting stronger equity market performance. In addition, there was improved UK Motor Finance performance, reflecting growth following the acquisition of Tusker in the first quarter of 2023, increased fleet size and higher average rental value and Commercial Banking growth driven by strong markets performance. The increase in other income was largely offset by the £7,252 million increase in net finance expense in respect of insurance and investment contracts.
Total operating expenses of £8,058 million were 10 per cent higher than in the prior year. This reflects higher operating lease depreciation, largely as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, alongside higher ongoing strategic investment, accelerated severance charges and inflationary pressure. It also includes c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter.
In the nine months to 30 September 2024, the Group recognised remediation costs of £124 million (nine months to 30 September 2023: £134 million), largely in relation to pre-existing programmes, with no further charges in respect of the FCA review of historical motor finance commission arrangements. The FCA confirmed in September 2024 its intention to set out next steps in its review in May 2025, including its assessment of the outcome of the Judicial Review and Court of Appeal decisions involving other market participants; the Group will assess the impact, if any, of these decisions.
The impairment charge was £272 million compared with a £843 million charge in the nine months to 30 September 2023. The decrease reflects a larger credit from improvements to the Group’s economic outlook in the first half of the year, notably house price growth and through changes to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance, a large debt sale write-back, and a release in Commercial Banking from loss rates used in the model. Asset quality remains strong with resilient credit performance.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £19,389 million, or 2 per cent, higher at £900,842 million at 30 September 2024 compared to £881,453 million at 31 December 2023. Cash and balances at central banks decreased by £19,055 million to £59,055 million reflecting a change in the mix of liquidity holdings. Financial assets held at fair value through profit or loss increased by £10,738 million overall, with holdings within the Insurance business higher by £4,745 million as a result of market gains on equity investments whilst holdings in the banking business were £5,993 million higher due to increased reverse repurchase agreements. Derivative financial instruments were £2,381 million lower at £19,975 million compared to £22,356 million at 31 December 2023, driven by interest rate and currency movements.
Financial assets at amortised cost were £15,272 million higher at £529,907 million compared to £514,635 million at 31 December 2023 with increases in loans and advances to customers of £8,131 million and reverse repurchase agreements of £10,557 million, partly offset by a £3,277 million reduction in loans and advances to banks.
Loans and advances to customers increased by £8.1 billion in the year to date to £457,876 million. This included £3.9 billion growth in UK mortgages (£4.8 billion growth partly offset by the impact of the securitisation of £0.9 billion of legacy mortgages in the second quarter), £1.9 billion growth in UK Retail unsecured loans due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside a £0.6 billion increase in credit card balances and growth in other Retail lending (principally in the European retail business). In Commercial Banking, Small and Medium Business lending decreased by £2.3 billion, including repayments of £1.2 billion of government-backed lending, partly offset by a £1.6 billion increase in Corporate and Institutional Banking balances, including infrastructure lending.
Financial assets at fair value through other comprehensive income were £5,114 million higher reflecting a change in the mix of liquidity holdings. Other assets were £9,701 million higher, reflecting increased settlement balances and higher reinsurance assets as a result of an agreement entered into between the Group and Rothesay Life plc in relation to the Group’s in-force bulk annuity portfolio ahead of its planned sale in the second half of 2025.
Total liabilities were £20,333 million higher at £854,421 million compared to £834,088 million at 31 December 2023. Customer deposits of £475,737 million increased by £4.3 billion in the year to date. Retail deposits were up £6.6 billion in the first nine months with a combined increase of £8.7 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed term deposits, partly offset by a £2.1 billion reduction in current account balances. Commercial Banking deposits reduced by £2.1 billion in the first nine months, reflecting an expected significant outflow, managing for value and foreign exchange impacts, alongside growth in target sectors. Repurchase agreements at £41,382 million have increased by £3,679 million since the end of 2023.
Financial liabilities at fair value through profit or loss increased by £3,743 million to £28,657 million at 30 September 2024 due to increased levels of repurchase agreements. Liabilities arising from insurance and investment contracts increased by £5,585 million which reflects the increase in policyholder investments, partly offset by a transfer into other liabilities following the agreement entered into between the Group and Rothesay Life plc in relation to the Group’s in-force bulk annuity portfolio. This, alongside higher settlement balances, resulted in a total increase in other liabilities of £10,819 million. These increases were partially offset by a reduction in derivative financial liabilities of £3,377 million and debt securities in issue of £4,787 million.
Total equity of £46,421 million at 30 September 2024 decreased from £47,365 million at 31 December 2023. The movement reflected attributable profit for the period and movements in the cash flow hedging reserve which were more than offset by the dividends paid in May 2024 and September 2024, the redemption of a US Dollar denominated AT1 capital instrument and the impact of the share buyback programme announced in February 2024. At 30 September 2024, the programme had completed £1.5 billion of the buyback, with c.2.8 billion ordinary shares purchased.

FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced to 14.3 per cent at 30 September 2024 (31 December 2023: 14.6 per cent). Banking business profits for the period and the dividends received from the Group’s Insurance business in February 2024 and June 2024 were partly offset by an increase in risk-weighted assets and other movements, including the recognition of a foreign exchange translation loss following the US Dollar AT1 capital instrument redemption. Further offsets included the recognition of the full capital impact of the share buyback programme, the payment of the interim ordinary dividend in September 2024 and the accrual for foreseeable ordinary dividends.
The Group’s total capital ratio reduced to 19.0 per cent at 30 September 2024 (31 December 2023: 19.8 per cent), primarily reflecting the AT1 redemption and the increase in risk-weighted assets. The MREL ratio increased to 32.2 per cent at 30 September 2024 (31 December 2023: 31.9 per cent) reflecting the increase in other eligible liabilities driven primarily by new issuances, net of calls, the exclusion of instruments maturing over the next 12 months and the impact of movements in foreign exchange rates. This was partly offset by the reduction in total capital resources and the increase in risk-weighted assets.
Risk-weighted assets increased by £4,181 million in the year to date to £223,311 million at 30 September 2024 (31 December 2023: £219,130 million) reflecting the impact of lending growth, Retail secured CRD IV model updates and other movements, partly offset by optimisation including capital efficient securitisation activity.
The Group’s UK leverage ratio reduced to 5.5 per cent (31 December 2023: 5.8 per cent) reflecting both the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following increases across securities financing transactions and other assets (excluding central bank claims).

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2024 £m	Nine months ended 30 Sep 2023 £m

Net interest income	9,125	10,111
Other income	17,771	9,958
Total income	26,896	20,069
Net finance expense in respect of insurance and investment contracts	(13,419)	(6,167)
Total income, after net finance expense in respect of insurance and investment contracts	13,477	13,902
Operating expenses	(8,058)	(7,331)
Impairment	(272)	(843)
Profit before tax	5,147	5,728
Tax expense	(1,370)	(1,444)
Profit for the period	3,777	4,284

Profit attributable to ordinary shareholders	3,355	3,840
Profit attributable to other equity holders	376	393
Profit attributable to equity holders	3,731	4,233
Profit attributable to non-controlling interests	46	51
Profit for the period	3,777	4,284

Basic earnings per share	5.3p	5.9p

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	59,055	78,110
Financial assets at fair value through profit or loss	214,056	203,318
Derivative financial instruments	19,975	22,356
Loans and advances to banks	7,487	10,764
Loans and advances to customers	457,876	449,745
Reverse repurchase agreements	49,328	38,771
Debt securities	15,216	15,355
Financial assets at amortised cost	529,907	514,635
Financial assets at fair value through other comprehensive income	32,706	27,592
Other assets	45,143	35,442
Total assets	900,842	881,453

Liabilities
Deposits from banks	5,876	6,153
Customer deposits	475,737	471,396
Repurchase agreements at amortised cost	41,382	37,703
Financial liabilities at fair value through profit or loss	28,657	24,914
Derivative financial instruments	16,772	20,149
Debt securities in issue at amortised cost	70,805	75,592
Liabilities arising from insurance and investment contracts	170,686	165,101
Other liabilities	33,646	22,827
Subordinated liabilities	10,860	10,253
Total liabilities	854,421	834,088

Equity
Share capital	6,149	6,358
Share premium account	18,712	18,568
Other reserves	9,249	8,508
Retained profits	6,148	6,790
Ordinary shareholders’ equity	40,258	40,224
Other equity instruments	5,932	6,940
Non-controlling interests	231	201
Total equity	46,421	47,365
Total equity and liabilities	900,842	881,453

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2024.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2023 Annual Report on Form 20-F.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in GDP and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Following a reduction in inflationary pressures, cuts in UK Bank Rate are expected to continue during 2024 and 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the third quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included, including specifically in the Quarterly National Accounts release of 30 September 2024. The Group’s approach to generating alternative economic scenarios is set out in detail in note 24 to the financial statements for the year ended 31 December 2023. For September 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for ECL calculations as explained in note 14 of the Group’s 2024 Half-Year news release.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.6	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.2	4.3	4.5	4.6	4.7	4.8	4.8
House price growth	0.4	1.8	5.3	3.1	3.2	3.6	2.4	2.0
Commercial real estate price growth	(5.3)	(4.7)	(2.5)	0.3	1.4	1.9	1.6	1.7
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.1	2.7	2.4	2.9	2.7	2.3

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product growth	1.2	2.4	1.9	1.5	1.4	1.7
Unemployment rate	4.2	3.3	2.8	2.7	2.8	3.1
House price growth	3.5	4.6	7.1	6.4	5.1	5.3
Commercial real estate price growth	1.6	9.0	4.2	1.8	0.7	3.4
UK Bank Rate	5.06	5.08	5.16	5.34	5.58	5.24
CPI inflation	2.6	2.7	2.4	2.8	2.8	2.7

Base case
Gross domestic product growth	1.1	1.3	1.5	1.5	1.5	1.4
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.1	2.0	1.0	1.5	2.1	2.0
Commercial real estate price growth	0.3	1.7	2.1	0.7	0.3	1.0
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.6	2.1	2.2	2.1	2.3

Downside
Gross domestic product growth	1.0	(0.3)	0.4	1.3	1.5	0.8
Unemployment rate	4.4	6.5	7.3	7.3	7.1	6.5
House price growth	2.9	(0.2)	(6.1)	(5.8)	(2.9)	(2.5)
Commercial real estate price growth	(0.7)	(6.2)	(1.7)	(1.9)	(1.9)	(2.5)
UK Bank Rate	5.06	3.11	1.48	0.96	0.65	2.25
CPI inflation	2.6	2.6	1.9	1.5	1.1	2.0

Severe downside
Gross domestic product growth	0.9	(2.0)	(0.1)	1.1	1.4	0.2
Unemployment rate	4.6	8.6	9.9	9.9	9.7	8.5
House price growth	2.3	(2.5)	(13.5)	(12.6)	(8.3)	(7.1)
Commercial real estate price growth	(2.7)	(16.5)	(6.5)	(6.5)	(5.1)	(7.6)
UK Bank Rate – modelled	5.06	1.83	0.23	0.06	0.02	1.44
UK Bank Rate – adjusted[1]	5.13	3.67	2.55	2.16	1.88	3.08
CPI inflation – modelled	2.6	2.6	1.5	0.7	0.1	1.5
CPI inflation – adjusted[1]	2.6	3.5	1.8	1.3	0.9	2.0

Probability-weighted
Gross domestic product growth	1.1	0.8	1.1	1.4	1.4	1.2
Unemployment rate	4.3	5.2	5.4	5.3	5.3	5.1
House price growth	3.1	1.7	(0.7)	(0.6)	0.5	0.8
Commercial real estate price growth	0.1	(0.3)	0.7	(0.5)	(0.8)	(0.1)
UK Bank Rate – modelled	5.06	3.90	3.10	2.95	2.92	3.59
UK Bank Rate – adjusted[1]	5.07	4.08	3.33	3.15	3.11	3.75
CPI inflation – modelled	2.6	2.6	2.0	2.0	1.8	2.2
CPI inflation – adjusted[1]	2.6	2.7	2.1	2.1	1.9	2.3
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Total ECL allowance by scenario
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to Consumer Price Index (CPI) inflation and UK Bank Rate paths. No MES impact has been recognised in the ECL amounts below for changes to the Group’s macroeconomic assumptions in the third quarter, of which only the outlook for house price growth shows any meaningful revision.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2024	3,633	2,603	3,173	4,115	6,659
At 31 December 2023	4,084	2,670	3,406	4,469	9,202
4.    Loans and advances to customers and expected credit loss allowance

At 30 September 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	271,138	28,389	4,545	6,949	311,021	9.1	1.5
Credit cards	13,429	2,620	262	–	16,311	16.1	1.6
Loans and overdrafts	8,839	1,374	173	–	10,386	13.2	1.7
UK Motor Finance	14,390	2,314	119	–	16,823	13.8	0.7
Other	16,702	513	150	–	17,365	3.0	0.9
Retail	324,498	35,210	5,249	6,949	371,906	9.5	1.4
Small and Medium Businesses	26,393	3,430	1,303	–	31,126	11.0	4.2
Corporate and Institutional Banking	54,599	2,398	645	–	57,642	4.2	1.1
Commercial Banking	80,992	5,828	1,948	–	88,768	6.6	2.2
Other[1]	532	–	–	–	532	–	–
Total gross lending	406,022	41,038	7,197	6,949	461,206	8.9	1.6
ECL allowance on drawn balances	(772)	(1,229)	(1,107)	(222)	(3,330)
Net balance sheet carrying value	405,250	39,809	6,090	6,727	457,876

Customer related ECL allowance (drawn and undrawn)
UK mortgages	86	321	339	222	968
Credit cards	207	351	129	–	687
Loans and overdrafts	170	242	111	–	523
UK Motor Finance[2]	169	105	68	–	342
Other	15	18	42	–	75
Retail	647	1,037	689	222	2,595
Small and Medium Businesses	138	190	160	–	488
Corporate and Institutional Banking	137	128	260	–	525
Commercial Banking	275	318	420	–	1,013
Other	–	–	–	–	–
Total	922	1,355	1,109	222	3,608

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
UK mortgages	–	1.1	7.5	3.2	0.3
Credit cards	1.5	13.4	49.2	–	4.2
Loans and overdrafts	1.9	17.6	64.2	–	5.0
UK Motor Finance	1.2	4.5	57.1	–	2.0
Other	0.1	3.5	28.0	–	0.4
Retail	0.2	2.9	13.1	3.2	0.7
Small and Medium Businesses	0.5	5.5	12.3	–	1.6
Corporate and Institutional Banking	0.3	5.3	40.3	–	0.9
Commercial Banking	0.3	5.5	21.6	–	1.1
Other	–	–	–	–	–
Total	0.2	3.3	15.4	3.2	0.8
1    Contains central fair value hedge accounting adjustments.
2    UK Motor Finance includes £170 million relating to provisions against residual values of vehicles subject to finance leases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	23 October 2024

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